UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: August 30, 2021
Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Legend Biotech to Participate in the Morgan Stanley 19th Annual Global Healthcare Conference

Legend Biotech Corporation (“Legend Biotech”) will participate in the Morgan Stanley 19th Annual Global Healthcare Conference (Virtual) on September 10, 2021.  Legend Biotech will be represented by Ying Huang, Chief Executive Officer and Chief Financial Officer, at a session scheduled at 8:45 a.m. (Eastern time).

The webcast will be available to investors and other interested parties by accessing the Legend Biotech website at https://investors.legendbiotech.com.
EXHIBIT INDEX

Exhibit	Title

99.1	Press Release, dated August 30, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION
(Registrant)

August 30, 2021	By:	/s/ Ying Huang
Ying Huang
Chief Executive Officer and Chief Financial Officer